PACCAR
FINANCIAL

March 19, 2012

Mr. John P. Nolan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-3561

Re:	PACCAR Financial Corp.

December 31, 2011 Form 10-K

Filed February 29, 2012

June 30, 2011 Form 10-Q

Filed August 8, 2011

Response Dated February 15, 2012

File No. 001-11677

Dear Mr. Nolan:

This letter confirms that you granted PACCAR Financial Corp’s request for additional business days to respond to the comment letter dated March 14, 2012. Accordingly we intend to file our response on or before April 13, 2012.

Sincerely,

/s/ Craig C. McGlinchey
Craig C. McGlinchey
Controller, PACCAR Financial Corp.

PACCAR Financial Corp.

PACCAR Building P.O. Box 1518 Bellevue, WA 98009-1518 (425) 468-7400